SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. __)*

Equicap, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29441R 30 4
(CUSIP Number)

With a copy to: Philip Widmann c/o Equicap, Inc. 10510 Hillsboro Road Santa Ana, CA 92705 904-507-4937	with a copy to: Andrew D. Hudders, Esq. Graubard Miller The Chrysler Building 405 Lexington Avenue, 19th Floor New York, New York 10016 (212) 816-8614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip Widmann I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Exchange of Securities)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,690,397
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,690,397
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,690,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 3 of 7 Pages

Item 1.               Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Equicap, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 10510 Hillsboro Road, Santa Ana, CA 92705.

Item 2.  Identity and Background.

(a)	Mr. Philip Widmann is reporting on his ownership the Common Stock in this Schedule 13D (“Shares”).

(b)	The Reporting Person is an individual. The Reporting Person’s business address 10510 Hillsboro Road, Santa Ana, CA 92705..

(c)	The Reporting Person is a director and the Senior Vice President of the Registrant.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the shares of the Issuer pursuant to a Share Exchange Agreement (“Share Exchange”) under which all the shares of Usunco Automotive Limited, a British Virgin Islands company, of which the Reporting Person was a stockholder, were exchanged for shares of the Issuer. The exchange was consummated on March 9, 2007. The Reporting Person surrendered all of its shares in exchange for 2,690,397 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 4 of 7 Pages

Item 4.  Purpose of Transaction

The Reporting Person obtained the Common Stock for investment purposes. The Reporting Person disclaims any membership in a group relating to the Issuer.

At the date of this Statement, the Reporting Person, except as set forth in this Statement and consistent with his position as an officer and director of the Issuer, does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors, except as set forth in the Share Exchange Agreement;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

As of April 2, 2007, the Reporting Person beneficially owned 2,690,397 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 9.55% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Share Exchange, the Issuer conducted a private placement of securities. As an inducement to the investors, the Reporting Person agreed to lock up his Shares for a period of time and pledge a portion of his Shares pursuant to a Make Good Escrow Agreement. These agreements are described below.

Make Good Escrow Agreement

In connection with the Share Exchange and the terms of the private placement to institutional investors (“Investors”) by the Issuer (“Offering”), for the benefit of the Investors, eight of the former shareholders of Usunco have agreed to place into escrow an aggregate of 10,140,846 shares of common stock issued in the Share Exchange. If the consolidated financial statements of Equicap for the fiscal year ending June 30, 2007, prepared in accordance with United States generally accepted accounting principles, consistently applied, reflect either (i) less than $2,320,000 of after-tax net income or (ii) earnings before income tax provision and before minority interest of less than $3,200,000, then 3,042,254 shares of common stock in escrow will be distributed to the Investors on a pro rata basis for no additional consideration. If either (i) the earnings per share reported in the Annual Report on Form 10-KSB of Equicap for the fiscal year ending June 30, 2008 is less than $0.343 on a fully diluted basis (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions), (ii) the earnings per share before income tax provision and before minority interest of the company for the fiscal year ending June 30, 2008, is less than $0.446 on a fully diluted basis (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions), (iii) the after tax net income reported in the Annual Report on Form 10-KSB of the company for the fiscal year ending June 30, 2008, is less than $10,000,000, or (iv) the earnings before income tax provision and before minority interest reported in the Annual Report on Form 10-KSB of the company for the fiscal year ending June 30, 2008, is less than $13,020,000, then 7,098,592 shares of common stock in escrow will be distributed to the Investors on a pro rata basis for no additional consideration. For purposes of determining the above amounts, if the release of the make good shares causes a charge, expense or other deduction from the revenues reflected on the Equicap financial statements, then these amounts will be ignored for purposes of the determination of the earnings before income tax provision and before minority interest, after-tax net income and earnings per share amounts. Also, the effects of changes after the closing date in China’s tax law and regulation for the purpose of equalization of taxes between domestic and foreign entities, if any, will be excluded from calculation of the earnings before income tax provision and before minority interest, after-tax net income and earnings per share amounts and any registration penalties accrued or paid, other than for a filing failure, will be excluded as an expense of the company. Any shares not distributed to the Investors will be returned to the persons who placed them in escrow.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 6 of 7 Pages

While the shares of common stock are in escrow, the eight former equity owners of Usunco, including the Reporting Person, who placed them with the escrow agent will have the right to vote the shares and receive the benefits incident to the ownership of the shares, including the right to receive dividends. The Investors will have the right to receive the escrowed shares whether or not they hold the shares they acquired in the offering, and they will have the right to assign their rights to receive the shares while they are in escrow.

Lock Up Restrictions

Stockholders of Equicap who are the officers and directors or their affiliates, which includes the Reporting Persons, holding an aggregate of 14,177,989 shares of common stock entered into a lock up agreement under which they will be prohibited from selling or otherwise transferring any of their shares of common stock for a period ending the later of (i) twelve (12) months following the effective date of the initial registration statement filed for the resale of the shares of Common Stock issued to the Investors or (ii) two years after the consummation of the Share Exchange. In addition, a portion of these shares are subject to the make good agreement which will prevent a portion of these shares from being available for sale until June 30, 2008.

Item 7.  Material to be Filed as Exhibits.

Form of Make Good Escrow Agreement, dated March 7, 2007, incorporated by reference from the Issuers Current Report on Form 8-K, dated March 9, 2007, Exhibit 10.3.

Form of Lock Up Agreement, dated March 7, 2007, incorporated by reference from the Issuer’s Current Report on From 8-K, dated March 9, 2007, Exhibit 10.12.

SCHEDULE 13D

CUSIP No. 29441R 30 4	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

/s/ Philip Widmann
Philip Widmann